SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
 (Amendment No. 7)

Banyan Rail Services Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

06684A206
(CUSIP Number)

Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 06684A206	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gary O. Marino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 853,443(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 853,443(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 853,443(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 386,776 shares of Common Stock, 3,000 shares of Series A Convertible Preferred Stock currently convertible into 150,000 shares of Common Stock and 6,000 shares of Series B Convertible Preferred Stock that will become convertible into 266,667 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, held by Patriot Rail Services, Inc., and 50,000 options to purchase shares of Common Stock that are currently exercisable or exercisable within 60 days. Mr. Marino is the president of Patriot Rail and a significant stockholder of Patriot Rail’s parent company. Mr. Marino disclaims beneficial ownership of the shares held by Patriot Rail.

CUSIP No. 06684A206	Page 3 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patriot Rail Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,443(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 803,443(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,443(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Includes 386,776 shares of Common Stock, 3,000 shares of Series A Convertible Preferred Stock currently convertible into 150,000 shares of Common Stock and 6,000 shares of Series B Convertible Preferred Stock that will become convertible into 266,667 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events.

CUSIP No. 06684A206	Page 4 of 6

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 7 to Schedule 13D is filed by Gary O. Marino and Patriot Rail Services, Inc. (“Patriot Rail”) relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Banyan Rail Services Inc., a Delaware corporation (the “Company”).  Mr. Marino is the president of Patriot Rail and a significant stockholder of Patriot Rail’s parent company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The shares of Common and Series B Preferred Stock reported in Item 5(c) as having been acquired by Patriot Rail in private transactions were acquired for the aggregate purchase price of $1,325,940 with working capital of Patriot Rail.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a)           Based solely on information provided by the Company, there are currently 3,045,856 shares of Common Stock outstanding.  Mr. Marino beneficially owns 853,443 shares of Common Stock, including 386,776 shares of Common Stock owned by Patriot Rail, 3,000 shares of Series A Convertible Preferred Stock, currently convertible into 150,000 shares of Common Stock, owned by Patriot Rail, 6,000 shares of Series B Convertible Preferred Stock, that will become convertible into 266,667 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, owned by Patriot Rail, and 50,000 options to purchase shares of Common Stock, or in total 24.3% of the Company’s outstanding Common Stock, assuming exercise of the options owned by Mr. Marino and conversion of the Series A and B Preferred Stock owned by Patriot Rail. Mr. Marino disclaims beneficial ownership of the shares held by Patriot Rail. Patriot Rail beneficially owns 803,443 shares of Common Stock, including 386,776 shares of Common Stock, 3,000 shares of Series A Preferred Stock currently convertible into 150,000 shares of Common Stock and 6,000 shares of Series B Preferred Stock that will become convertible into 266,667 shares of Common Stock on October 15, 2013 or sooner upon the occurrence of certain events, or 23.2% of the Company’s outstanding Common Stock assuming conversion of the Series A and B Preferred Stock owned by Patriot Rail.

(c)         Patriot Rail recently purchased 386,776 shares of Common Stock in private transactions for an aggregate purchase price of $950,940 as listed in the following table.

Transaction date	Shares Acquired		Price Per Share
01/07/2011	64,000		$2.25
01/07/2011	1,000		$2.50
01/04/2011	4,886		$2.50
12/30/2010	316,890	*	$2.50

CUSIP No. 06684A206	Page 5 of 6

*212,729 of these shares were acquired from Patriot Equity, LLC (“Patriot Equity”). Mr. Marino is the sole member of Patriot Equity and these shares were previously reported as beneficially owned by Mr. Marino. Patriot Equity no longer owns any securities of the Company.

Patriot Rail recently purchased 3,000 shares of Series A Convertible Preferred Stock in private transactions for an aggregate purchase price of $375,000 as listed in the following table. These shares of preferred stock are currently convertible in 150,000 shares of Common Stock.

Transaction Date	Shares Acquired		Price Per Share
01/07/2011	500		$125
12/30/2010	2,500	*	$125

*1,000 of these shares were acquired from Patriot Equity and were previously reported as beneficially owned by Mr. Marino.

Mr. Marino and Patriot Rail have not effected any other unreported transactions in the Company’s common stock in the past 60 days.

Item 7.	Material to be Filed as Exhibits.

7.1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2011

/s/ Gary O. Marino
Gary O. Marino, individually

Patriot Rail Services, Inc.

/s/ Gary O. Marino
By Gary O. Marino, President

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement